FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2016

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated January 11, 2016

TRANSLATION

Autonomous City of Buenos Aires, January 11, 2016

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Extension of Exploitation Concession in Magallanes Area

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

In that connection, and in continuation of our prior communication dated November 19, 2012, please be advised that the National Executive Office (Poder Ejecutivo Nacional, or “PEN”), through Administrative Decision No. 1/2016 published January 8, 2016 in the Official Gazette of the Republic of Argentina, extended the term of the hydrocarbon exploitation concession in the Magallanes area held by YPF S.A. (“YPF”), in the Marina Austral basin, as of November 14, 2017 for a term of ten (10) years, in the section corresponding to the jurisdiction granted by the Argentine Federal Government, pursuant to Article 35 of the Hydrocarbons Law No. 17,319.

Additionally, Administrative Decision No. 1/2016 establishes the following points, among others: i) approval of the Investment and Works Plan for the above-referenced concession (2017-2027), ii) payment of the amount of USD 12,499,080 as an extension bonus with respect to the section corresponding to the jurisdiction granted by the Argentine Federal Government, and iii) payment to the Argentine Federal Government of royalties of 15% on the production of hydrocarbons extracted from the section of the Magallanes area under its jurisdiction, in accordance with Article 59, paragraph 2 of Law No. 27,007.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: January 12, 2016	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer